December 10, 2020

Christina DiAngelo-Fettig

Staff Accountant

Securities and Exchange Commission

Re: Collaborative Investment Series Trust, File Nos. 333-221072 and 811-23306

Dear Ms. DiAngelo-Fettig:

See below for the response to your inquiry:

Question:  The N-CSRS filing made on 11/6/2020 for Collaborative Investment Series Trust semi-annual report filing for the Tactical Conservative Allocation Fund, Tactical Moderate Allocation Fund and Tactical Growth Allocation Fund was late. Please explaining the reason for the late filing and confirm that the semi-annual report was transmitted to shareholders on time, pursuant to Rule 30e-1 under the Investment Company Act of 1940.

Response:  The semi-annual report was transmitted to shareholders on time pursuant to Rule 30e-1 under the Investment Company Act of 1940.  The Edgar filing was not filed on time given the Edgar department of Mutual Shareholder Services, LLC (“MSS”), the registrant’s transfer agent and fund accountant, had a lapse in their control schedule and the filing was not made.  The filing was then filed on 11/6/2020.  MSS has strengthened their control procedures around Edgar filings and does not expect this to reoccur.